10F-3 Report
CGCM Small Cap Growth Investments
		9/1/2011		through	2/29/2012

Issuer Name	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price	% Rec'd by Fund

Guidewire Software, Inc.	1/25/2012	JP Morgan	8,850,000	6,040.00	13.000	0.07%
Matador Resources Company	2/2/2012	RBC Capital	13,333,334	87,800.00	12.000	0.66%